January 21, 2026

Giri Devanur
Chief Executive Officer
BHAV Acquisition Corp
255 Old New Brunswick Rd., Suite N210
Piscataway, NJ 08854

       Re: BHAV Acquisition Corp
           Draft Registration Statement on Form S-1
           Submitted December 17, 2025
           CIK No. 0002097288
Dear Giri Devanur:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Link at 202-551-3356 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:    Gabriel Miranda